SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                   FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the Fiscal Year Ended December 31, 2003

                                        OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number: 0-26993


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         EverTrust Financial Group, Inc.
                      401(k) Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                         EverTrust Financial Group, Inc.
                          2707 Colby Avenue, Suite 600
                            Everett, Washington 98201


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                            REQUIRED INFORMATION

Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust became effective as of January 1, 1986. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2003 and 2002.

(b)  Exhibits

     23   Consent of Deloitte & Touche LLP




                                    SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     EverTrust Financial Group, Inc.
                                   401(k) Profit Sharing Plan and Trust
                                   ------------------------------------
                                              (Name of Plan)


Date: July 1, 2004
                                   /s/ Nancy Elliott
                                   ------------------------------------
                                                (Signature)
                                   Name:   Nancy Elliott
                                   Title:  Human Resources, Director
                                           EverTrust Financial Group, Inc.

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Evertrust Financial Group, Inc.
401(k) Profit Sharing Plan and Trust

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                       Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002,
 AND FOR THE YEAR ENDED DECEMBER 31, 2003:

 Statements of Net Assets Available for Benefits as of
  December 31, 2003 and 2002                                            2

 Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2003                                  3

 Notes to Financial Statements                                         4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 - Schedule of
 Assets Held for Investment Purposes                                    8


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings Plan Committee
EverTrust Financial Group, Inc.
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche

June 23, 2004

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EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                      2003        2002

ASSETS:
 Investments - at fair value:
  Interest-bearing cash                           $   38,921    $   52,566
  Mutual funds                                     4,619,558     2,969,872
  Participant loans                                   63,521        45,854
  EverTrust Financial Group, Inc. common stock     1,465,438     1,164,399
                                                  ----------    ----------

     Total investments at fair value               6,187,438     4,232,691

  Guaranteed investment contract                     213,555       198,452
                                                  ----------    ----------

NET ASSETS                                        $6,400,993    $4,431,143
                                                  ==========    ==========


See notes to financial statements.

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EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment revenue:
  Net appreciation in fair value of investments                $1,488,548
  Interest and dividend income                                     31,258
                                                               ----------

     Total investment income                                    1,519,806

 Employer contributions                                           229,200
 Participant contributions, including $22,729 of rollovers        613,181
                                                               ----------

     Total additions                                            2,362,187
                                                               ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                                    366,409
 Administrative expenses                                           25,928
                                                               ----------

     Total deductions                                             392,337
                                                               ----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS               1,969,850

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                               4,431,143
                                                               ----------

End of year                                                    $6,400,993
                                                               ==========


See notes to financial statements.

EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2003

1.   ORGANIZATION AND DESCRIPTION OF THE PLAN

     General - The provisions of the EverTrust Financial Group, Inc. (the "Company") 401(k) Profit Sharing Plan and Trust (the "Plan") were effective January 1, 1986. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older. Employees may begin deferring compensation after 90 days of service and are eligible for Company matches of the deferred contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - Participants elect to contribute a certain portion of their compensation, up to 15%, within statutory limits. Per a Plan amendment effective January 1, 2002, participants are eligible to contribute up to 50% of their compensation, within statutory limits. These contributions are paid to the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 100% of the first 2% of all eligible employee contributions and 50% of the next 3 to 6%. Employer matching contributions are funded after each pay period.

     The Company may also make discretionary annual profit sharing contributions, which are allocated to all eligible employees based upon their eligible compensation. Profit sharing contributions are funded in the following plan year and placed in participant-directed investments. There was no Company profit sharing contribution to the Plan for 2003.

     Participant Accounts - Individual participant accounts are maintained by Trautmann, Maher & Associates. Each participant's account is increased or decreased by the participant's contribution and the Company's matching contribution, allocations of Plan earnings and losses, and an allocation of administrative fees. Allocations are based on account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investment Options - The Plan's assets are invested in 14 investment options managed by AST Trust Company (formerly Security Trust). The options include 12 mutual funds, one guaranteed investment contract, and the Company's common stock. Contributions made by the participants and the Company are allocated to the separate investments as directed by each participant.

     Vesting - Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of credited service in accordance with the following schedule: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service and 100% after six years of service.

     Participants become immediately vested in employer contributions upon retirement, death or total and permanent disability.

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     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6% to 10%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Loan terms are not to exceed five years unless the loan is for a principal residence, in which case the term is increased to 15 years.

     Forfeitures - Forfeitures of terminated participants' nonvested employer matching accounts are used to reduce the employer matching contributions.

     Payment of Benefits - Benefits may be distributed upon retirement, death, disability or termination of employment. Benefits equal to the value of the participant's vested account may be paid in a lump-sum payment or in installments, depending on certain factors as described in the Plan document and at the participants' election.

     Administrative Expenses - Trustee and audit fees are paid by the Plan. Recordkeeping fees are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following are significant accounting policies used by the Plan:

     Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets. Actual results could differ from those estimates.

     Valuation of Investments - Investments held by the Plan are valued as follows:

     a. Shares in mutual funds are valued at quoted market prices that represent the net asset value as of the last trading day of the year.

     b.  Guaranteed investment contracts are valued at contract value.

     c. Company stock is valued at the closing price as of the last trading day of the year.

     d. Member loans and interest-bearing cash are valued at cost, which approximates fair value.

     The investment in the guaranteed investment contract ("GIC") is carried at contract value and represents the Plan's participation in a Met Managed GIC contract offered through MetLife under a group annuity contract. The GIC's guaranteed contract value represents contributions, plus interest (net of any administrative fees of MetLife), less withdrawals. MetLife guarantees that the contract will pay withdrawals initiated by the Plan's participants up to the amount of the guaranteed value, subject to the terms of the related contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The assets of the Met Managed GIC are invested in various separate accounts. The GIC's market value equals the value of the investments in the related separate accounts. The GIC's market value at December 31, 2003 and 2002 approximated $213,555 and $207,870, respectively. Under
     the terms of the GIC contract, interest is earned at a fixed rated (net of all MetLife fees) for a fixed period as periodically declared by MetLife, but in no event less than 0%. The average guaranteed credited rate for the year ended December 31, 2003 for the GIC was 12.27%. The Plan can elect to end its participation in the GIC at any time. If the Plan elects to end participation, the Plan will receive the lesser of the guaranteed contract value or market value; if the market value is less than the guaranteed contract value, the Plan may have the option of transferring its investment to a fixed rate, fixed maturity general account contract of MetLife, in which case the Plan's guaranteed value would be maintained. Under New York State insurance law, separate account assets are insulated from the claims of MetLife's general creditors, including other policy holders, in the event that MetLife becomes insolvent.

     Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or purchase date in the current year and either the sales price or the end of year fair value.

     Payment of Benefits - Benefits are recorded when paid.

3.   RELATED PARTY TRANSACTIONS

     The Plan held 46,619 and 53,783 shares of the Company's stock at December 31, 2003 and 2002, respectively. During the year ended December 31, 2003, the Plan purchased no shares of stock in the Company.

     The investment in the GIC contract is managed by AST Trust Company (formerly Security Trust) the trustee of the Plan.

4.   PLAN TERMINATION

     Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants would become 100% vested in their accounts, and the Plan's assets would be distributed to participants.

5.   TAX STATUS

     The Plan obtained a determination letter dated April 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

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6.   INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31:

                                                        2003         2002

      Frank Russell Life Points Equity D             $2,113,577   $1,518,612
      Frank Russell Equity II E                         403,582      157,923
      Frank Russell Life Points Aggressive D            781,839      599,832
      EverTrust Financial Group, Inc. common stock    1,465,438    1,164,399
      Scudder Equity 500 Index Investment               389,973        N/A



                                     ******

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EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
------------------------------------------------------------------------------

                                                                      Fair
Issuer                                    Description                 Value

Alliance Bernstein technology
 Fund C1 A                         Mutual Fund, 578.045 Units      $   31,405
American Funds EuroPacific A       Mutual Fund, 2,326.978 Units        70,298
American Funds Growth Fund A       Mutual Fund, 10,227.002 Units      250,971
Davis New York Venture A           Mutual Fund, 6,172.370             169,864
Frank Russell Equity II E          Mutual Fund, 10589.930 Units       403,582
Frank Russell Life Points
 Aggressive D                      Mutual Fund, 81,441.599            781,839
Frank Russell Life Points
 Balanced D                        Mutual Fund, 12,2310.883 Units     121,820
Frank Russell Life Points
 Equity D                          Mutual Fund, 238,283.793         2,113,577
Pico Total Return A                Mutual Fund, 11,043.966 Units      118,281
Scudder Equity 500 Index
 Investment                        Mutual Fund, 3,121.534 Units       389,973
Van Kampen Comstock A              Mutual Fund, 8,134.235 Units       129,741
Van Kampen Emerging Growth A       Mutual Fund, 1,057.477              38,207
                                                                   ----------

     Total mutual funds                                             4,619,558

MetLife Stable Value Fund          Guaranteed Investment
                                    Contract 17,388.675 Units         213,555

EverTrust Financial Group Inc.     Common Stock 46,619.280 shares   1,465,438

Participant Loans                  Terms 5-15                          63,521

Interest-bearing cash - Schwab     Money Market fund                   38,921
                                                                   ----------

TOTAL                                                              $6,400,993
                                                                   ==========


* Party-In-Interest

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                                 Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement Nos. 333-89285 and No. 333-48884 of EverTrust Financial Group, Inc. on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2003.


/s/Deloitte & Touche LLP

Seattle, Washington
June 25, 2004

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